November 30, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: China Soar Information Technology, Inc.

Registration Statement of Form S-1/A No. 1

Filed October 14, 2015

File No. 333-206754

To the men and women of the SEC:

On behalf of China Soar Information Technology, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 20, 2015 addressed to Mr. Mu Chun Lin, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on October 14, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

 Amendment No. 1 to Registration Statement on Form S-1

 General

1. Please update your financial statements and related financial information in accordance with Rule 8-08 of Regulation S-X.

COMPANY RESPONSE

We have updated our financial statements and related financial information in accordance with Rule 8-08 of Regulation S-X.

Prospectus Cover Page, page 3

2. We note your response to comment 1. Because you are subject to the reporting requirements of Section 13 of the Exchange Act, you are not able to offer securities under Section 4(a)(6) of the Securities Act. See Section 4A(f)(2) of the Securities Act. Please remove references to “crowdfunding” throughout your prospectus.

COMPANY RESPONSE

We have removed references to “crowdfunding” throughout our prospectus.

Form 8-K filed August 31, 2015

3. We note your response to comment 6 and will review your 8-K/A once filed.

We acknowledge that the transaction described in the Form 8-K on August 31, 2015 was not an event reportable under Item 2.01, and therefore we have amended and filed the Form 8-K/A on November 27, 2015 accordingly to reflect the nature of the transaction.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 30, 2015

/s/ Mu Chun Lin

Mu Chun Lin

President & CEO